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                             February 27, 2024

       ChiPing Cheung
       Chief Executive Officer
       Aureus Greenway Holdings Inc
       2995 Remington Boulevard
       Kissimmee, FL 34744

                                                        Re: Aureus Greenway
Holdings Inc
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
31, 2024
                                                            CIK No. 0002009312

       Dear ChiPing Cheung:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 31, 2024

       Prospectus Summary
       Business Overview
       Corporate Information, page 4

   1. In this section you disclose your website address as www.aureusgreenway.com. However, your website does not
appear to fully align with your currently disclosed leadership, including officers and
directors. Rather, while a portion of the website is related to
                                                        "Golf Courses," it also
reflects several individuals as "Management" that appear to be affiliated with a
variety of other industries, including providing branding and CX/UX services and does not
reflect the individuals and entities disclosed in this registration statement. Please
briefly explain and revise your disclosure to address and reconcile these inconsistencies.
 ChiPing Cheung
FirstName LastNameChiPing   Cheung
Aureus Greenway  Holdings Inc
Comapany27,
February  NameAureus
            2024       Greenway Holdings Inc
February
Page 2 27, 2024 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
We are controlled by Ace Champion Investments Limited, Trendy View Assets...", page 20

2. Please revise this risk factor to briefly state the role, if any, the controlling shareholders of
         Ace Champion Investments Limited, Trendy View Assets Management, and Chrome
         Fields Asset Management LLC hold within this company. In this regard, we note that Mr.
         C. P. Cheung, for example, is also the Chief Executive Officer of the issuer.
Use of Proceeds, page 26

3. We note your reference here to the "Slow Business Administration." However, this entity is not discussed or otherwise referenced within your registration statement. Please revise accordingly, where appropriate, to briefly described this organization and the associated services or otherwise that it may provide to the company resulting in its inclusion in the planned allocation of proceeds from this offering.
4. For each of the loans that you plan to repay with proceeds from this offering, please provide the information required by Instruction 4 to Item 504 of Regulation S-K or tell us why you believe you do not need to disclose this information. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Year Ended December 31, 2022 and 2021, page 29

5. We note your tabular presentation and related narrative discussion of the components of changes in revenues and costs of revenues here cite variances in both price and volume as contributing to the increases across each component, but do not quantify these contributions or provide a discussion of facts and circumstances surrounding each change.
         Please revise your discussion to quantify the sources of each change and to include a discussion of the specific facts and circumstances leading to these changes. Consider also adding supporting metrics such as number of rounds purchased, changes in greens fees, overall mix of members versus public rounds played, mix of retail items sold, and any other significant components of revenues or expenses that would be material to an understanding of the registrant's results of operations. Refer to the guidance in Item
         303(b)(2) of Regulation S-K.
Business
Golf Industry Overview, page 41

6. In this section you disclose that certain information provided in this section was derived from Frost & Sullivan Limited's industry report commissioned by you. Please revise your
         Exhibit Index to provide a consent from Frost & Sullivan for the inclusion of the report in your registration statement. Additionally, please revise your disclosure, where appropriate,
 ChiPing Cheung
Aureus Greenway Holdings Inc
February 27, 2024
Page 3
         to make clear the time period covered by the data present in this commissioned report. We note your table on page 43, for example, which suggests the data may be "as of" calendar year 2022, but this is unclear.
Principal and Selling Stockholders
Selling Stockholders, page 61

7. Please revise the Selling Stockholders table as necessary to accurately reflect the percentage ownership prior to offering column for Ace Champion Investments Limited. In this regard, we note that Ace Champion Investments Limited's ownership prior to the offering is reflected as 50% here. However, in the beneficial ownership table immediately above on page 60, Ace's ownership prior to the offering is disclosed as 40%. Please reconcile or otherwise revise accordingly.
Related Party Transactions, page 62

8. Please revise your disclosure to provide discussion of related party transactions since the beginning of your last fiscal year in accordance with Item 404 of Regulation S-K.
9. Please revise this section to disclose the names of the individuals and/or entities that have advanced money to the company or provided loans. We note that your disclosure in the
         Use of Proceeds section, for example, that states that a certain amount of proceeds from this offering will be used to repay loans made by Mr. S. Cheung, Mr.
C. P. Cheung and
         Mr. Y. C. Cheung to the company in connection with the acquisition of your two golf courses. Additionally, we note the disclosure provided in Note 9 on page F-17.
10. Please revise this section to make clear how many related party loans have been made, when, for what amount and from which named party in accordance with
Item 404(d) of
         Regulation S-K. In this regard, we note you disclose here that "[d]uring the years ended
         December 31, 2022, and 2021, a related party of the Company advanced $90,000 and
         $61,166 to the Company and the Company repaid $526,000 and $104,100 to the related party, respectively." Further, we note that "[a]s of December 31, 2022, and 2021, the
         Company owed to related party for an unsecured, non-interest-bearing demand loan with balance of $2,065,543 and $2,501,543, respectively."
Consolidated Financial Statements
General, page F-1

11. Please revise your document to include updated financial statements as appropriate.
FirstName LastNameChiPing Cheung
       Include either unaudited interim financial statements for your third quarter fiscal
Comapany
       2023NameAureus
             interim periodGreenway   Holdings
                             or audited financialInc
                                                   statements for fiscal year
ended December 31,
       2023.
February      ReferPage
         27, 2024   to the3 guidance in Rule 8-08 of Regulation S-X.
FirstName LastName
 ChiPing Cheung
FirstName LastNameChiPing   Cheung
Aureus Greenway  Holdings Inc
Comapany27,
February  NameAureus
            2024       Greenway Holdings Inc
February
Page 4 27, 2024 Page 4
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

12. Please include a date the report was issued. Refer to the guidance in Rule 2-02(a) of
         Regulation S-X.
General

13. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
14. We note that in addition to an underwritten primary offering by the registrant, the registration statement covers potential resales by the Resale Stockholders (as defined in the prospectus). Please tell us why the resale transaction is not an indirect primary offering that is part of the distribution constituting your initial public offering. In this regard, we note the selling security holders do not appear to be subject to any of the lock-up provisions described in the prospectus and can sell at the same time as the underwriter for the firm commitment offering, for the same price. It also appears the selling security holders are affiliates of the registrant, and both the primary offering and the resale transactions are conditioned on you receiving approval to list on Nasdaq. If the selling security holders are engaged in an indirect primary offering, then the selling security holders would be statutory underwriters under Section 2(a)(11) of the Securities Act of
         1933, as amended, and must therefore be identified in the prospectus as underwriters
         (N.B., the existing "may" language would be insufficient). In addition, as statutory underwriters conducting an indirect primary offering, the selling security holders would need to offer and sell their securities at a fixed price for the duration of the offering; it would not be possible for them to sell at market prices later. For guidance, please refer to
         Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations,
         which is available on our website.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Mengyi Ye